Tyme

Retail · Software · Technology · Fin Tech · Artificial Intelligence

Tyme is an AI platform that automatically curates and delivers meals for groups

TYME.AI PALO ALTO CALIFORNIA





Tyme is an order ahead platform that customizes the local world around you to your likes and preferences. With Tyme, look at your customized menu (powered by our AI engine 'Emily'), place your order, and pick up or eat in at a wide variety of local restaurants around you.

Bobby Marhamat Co-Founder & CEO @ Tyme

Why you may want to support us...

1. We strive to become the Amazon.com of Brick & Mortar Commerce (a leader in Payments and Loyalty)
2. Though not necessarily a predictor of the success of Tyme, the founders previously grew a POS business by $55 million+ in ARR in three years
3. We are building an advanced Omnichannel architecture with crypto-tokenization of loyalty to streamline loyalty across brick & mortar merchants
4. The founders have a strong understanding of the commerce industry and can effectively leverage partnerships across the Omnichannel spectrum to drive penetration in SMBs and Enterprises quickly
5. Based on survey results, 56% of merchants know they need better technology to refocus on the customer experience.
6. We filed a comprehensive patent application to protect some aspects of our technology platform, and we plan to file additional applications over time for defensive purposes.
7. Patent filed for proprietary Tyme Cubbies (which work with the Tyme platform to keep your food hot or cold and then open when you approach your pickup spot).
8. Over 100 Merchant Contracts Signed

Why investors ♥ us

WE'VE RAISED $127,630 SINCE OUR FOUNDING



This sounds like a great idea and I am counting on you to deliver. Thanks for the opportunity.

Paulo Arriola-Headley



Good Luck! I'm rooting for you!

Martin Tarr

Built a tech company across North America and Europe and sold it to a $50B company, now doing a VR/AR Tech startup.

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Bobby Marhamat

Co-Founder & CEO

Business creator & scaler. Created, grew, and advised 25+ Startups to Scalability.



Marius Domokos

Co-Founder

Deep experience helping companies with scaling, legal/regulatory compliance and global operations



Shervin Roohparvar

Advisor

Serial entrepreneur, restaurant mogul and star of TV show Shahs of Sunset on Bravo.

Tyme to Fix L-Commerce

Local Commerce (L-Commerce) needs help to compete with E-Commerce.

You have probably heard many claims about revolutionizing commerce. We did a bit of that at Revel Systems, a company that remains a leader in Point of Sale by working with both some of the largest enterprise chains and tens of thousands of small and midsize businesses. We know what it takes to build, deploy, and support a new technology platform, and we believe that we can reinvent mobile commerce by decentralizing the shopping process and leveraging consumer mobile phones in new ways.

Tyme Commerce plans to customize the shopping experience for both merchants and consumers, reduce omnichannel technology fragmentation, enable consumers to transact on their own terms, and give Brick & Mortar merchants an advanced technology platform to once again compete effectively against Online Commerce. Additionally, we plan to deploy a universal Loyalty platform built on Blockchain.


Tyme Revenue Engine
Corporate Customer
Main Revenue
Revenue
Process Optimization Service
Restaurants
Restaurant POS List
Invitations
Personal Customer
Wholesale Marketplace
tyme

Our Proud Merchants Include

Convergence of Commerce and Data

We plan to build Tyme Commerce as a hybrid commerce & data company. We expect that Tyme Commerce will initially plug into the existing point of sale infrastructure of SMBs and Enterprises and help them run better, faster, and more profitably. For example, merchants could have the power to drive traffic into their stores during slow times by offering higher loyalty incentives priced in cryptographic tokens. Plus, lines in stores have overworked cashiers and may become obsolete as consumers buy and pay using their phones and the merchant is just left with filling the orders. So Tyme Commerce is starting out by being a commerce company.

But we also expect to increasingly become a data company. Imagine if merchants and supply chain vendors could receive real-time information about product demand and consumer preferences - what would that data be worth to the industry? And imagine if the consumers could purchase their favorite food and retail items locally, using variable pricing, while maximizing their rewards, helping local merchants in their own communities, and decreasing the carbon footprint and ecological impact of long-distance commerce. We believe that the value of this data and the benefit to the industry could eventually exceed the revenue from pure commerce.



API Layer
Omni-commerce Layer
Commerce Platform
Consumer-initiated platform for ordering
Dynamic, Interactive Customized Interface
Loyalty Data and Programs
tyme organic programs (direct/white labeled)
Third party program
Rewards/Loyalty Across Platform
Table Order & Pay
Other Omni Offerings
Data Management and Analytics Layer
Consumer Profiles/Data
Create/update/sync
Predict/track shopping behavior
Merchant Profiles
Structure/organize SKU data
Create/update sales records
Track/predict inventory
Dynamic pricing
Vendor Profiles
Track/update products and pricing
Predict product supply and demand
Suggest pricing
Loyalty Data
Deliveries Data
Reservations Data
Other Omnichannel Data
Consumers/Mobile Phone
Merchants Interface
API Layer

Meet Emily: Your AI Commerce Assistant

Emily, your personalized AI assistant, will learn about your likes and dislikes and will customize your experience at restaurants and retail stores. Emily will automatically choose your favorite coffee, skip the mayonnaise, find that rye bread you crave on Sunday nights, and help expedite the ordering process whether you're dining in, picking food up, or waiting for a delivery.

Are you seeking a low-carb diet to manage your weight? Do you only eat organic foods? Are you a chocolate lover? Are blue shirts your favorite? Do you prefer Chevron or Shell gasoline and you are OK driving another 5 minutes to save $5 when you refill your gas tank?

You could tell Emily to find those preferences for you, but you don't have to - Emily will learn those preferences and will find them for you seamlessly without you having to even think about them, helping you find a shorter line, a cheaper price, and a restaurant where you will enjoy yourself more.



Tommy Merlon
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TymeCash: Deploying Blockchain and Cryptographic Tokens

We believe that Blockchain and cryptographic tokens will play an integral part within the Tyme Commerce platform. As an enabling component of the Tyme Commerce business model, we expect to deploy a cryptographic token using a Blockchain platform layer.

The cryptographic token will be denoted "TymeCash" or "TymeCash Units" or "TCUs." We anticipate that TymeCash cryptographic tokens could serve as a currency for products, services, and data, and could act as a loyalty mechanism to incentivize consumer and merchant adoption.

The Tyme Commerce platform will facilitate consumer purchases from merchants and transactions among other entities operating on the Tyme Commerce platform, and such transactions could be priced in TymeCash or may generate credits or debits denominated in TymeCash. In other words, we expect that TymeCash could act as both a loyalty and incentive mechanism and as a currency that can be used to pay for transactions within the Tyme Commerce platforms. Dynamic pricing and variable incentives may be easily adjusted using TymeCash based on AI rules and real-time marketplace data. For more information about our thoughts on TymeCash and Blockchain, please read our white paper.

Let's Fix Commerce Together

Dear Investors,

We think we can fund Tyme Commerce pretty quickly through a traditional Venture Capital or Private Equity firm, but we want this company to be different from the beginning. Consequently, we're looking to the consumers and merchants who may benefit from the deployment of Tyme Commerce, and we are inviting you to consider participating in this Wefunder campaign.

Excited? So are we! Join us on this trip and help us revolutionize commerce!

/ Bobby and Marius /

There are 6.2M Brick and Mortar Establishments in the U.S.

We estimated the Total Available Market (TAM) of commerce in two ways.

We first looked at the TAM by evaluating how many credit card, debit card, and mobile wallet transactions involve physical merchants in the U.S. using estimates from the 2012 Federal Reserve Payments Study. We estimated the total possible transaction volume to be over $4T a year.

With a commission range of 1.25%-3% per transaction, we estimate that the Commerce transaction TAM in the U.S. is over $50B. If Tyme Commerce were to reach 1% in market share in this TAM, our annual revenue could exceed $500M.

We also computed this TAM by estimating that there are approximately 6.2M brick and mortar establishments in the US based on data from the US Census Bureau 2011 Report (released in December 2013). Using assumptions about the number of transactions and average transaction size for each establishment segment, coupled with a commission of 1.25%+ for Tyme Commerce, we independently estimated the US transactional commerce TAM at $46B+. A 1% market share in this TAM could result in $460M+ in annual revenue.

We believe that the value of data can exceed the value of pure transactional revenue for Tyme Commerce in the long term. Consider also that the TAM estimates above only encompass the United States, while Tyme Commerce plans to deploy its platform internationally. The TAM for Tyme Commerce is indeed large and the revenue potential is significant.

Investor Q&A

– COLLAPSE ALL

What does your company do?

Tyme is an order ahead platform that customizes the local world around you to your likes and preferences. With Tyme, look at your customized menu (powered by our AI engine 'Emily'), place your order, and pick up or eat in at a wide variety of local restaurants around you.

Where will your company be in 5 years?

We want to enable physical merchants to win against e-commerce while becoming the natural go-to transaction vehicle for consumers. By decreasing reliance on online shopping and the environmental impact of e-commerce, we can help local communities thrive by bringing back local shopping.

What Problem Are You Solving?

Physical commerce is broken. On the merchant front, technology evolved from legacy point-of-sale systems, to tablet-based systems connected to the cloud, to the birth of a range of delivery companies, to numerous wallets coupled with traditional payment methods. On the consumer side, technology evolved from a world of cash and checks, to credit and debit cards, to the birth of different mobile payment platforms and an incoherent and fragmented delivery ecosystem.

What Does Your Technology Stack Look Like?

When fully deployed, the Tyme Commerce technology stack would include an omnichannel layer, a data management and analytics layer, an API layer, and a blockchain layer. These layers would work together to facilitate commerce transactions between consumers and merchants. The commerce transactions may also involve payment processors to the extent that payment methods include credit cards, debit cards, card-based electronic wallets, or other conventional payment instruments.

How Far Along Is The Product?

We designed the framework for the platform (please see the pitch deck for a deeper discussion) and we filed a comprehensive patent application that spans various aspects of the Tyme Commerce platform (100+ pages). A first prototype of UI has been completed, and we expect the technology will be ready for the first commercial deployment by December 2018.

How big is the market?

It is hard to determine a total addressable market (TAM) for the Tyme Commerce platform given the fact that it could reach in so many directions, from conducting sales transactions, to handling loyalty for both consumers and merchants, to processing payments via credit cards and cryptocurrencies, to acting as a peer-to-peer money transfer agent between consumers and/or businesses, to holding and monetizing a large dataset of commerce data (including collecting, processing, buying and selling data priced in TymeCash), to helping merchants optimize their supply chains, to helping vendors predict demand and optimizing their distribution networks, and so on. So in effect, if and when fully deployed, the Tyme Commerce platform could touch most areas of commerce, both in the physical world and online.

Additionally, if the Tyme Commerce platform is fully deployed, a number of antiquated technologies could be retired within the consumer and merchant segments. This means that the space of commerce technology providers may also be altered, with some technologies across the omnichannel chain being disintermediated, which could lead to improved economics for merchants and lower prices for consumers while also rewarding Tyme Commerce in the process.

For practical reasons, as a first step in approximating a TAM, we could look at the market size and use of mobile wallets, debit cards and credits cards to get an idea of what the TAM for Tyme Commerce would look like. There are approximately 250M+ mobile wallet transactions in the United States (and growing) annually. 250M+ transactions amount to about $9.4B in dollar volume on an annual basis. Average transaction rates for mobile wallet transactions range from 1.25% to 3% of the transaction value. If we look at debit cards, there are about 47B+ transactions processing annually in the United States. This amounts to about $1.8T+ in dollar volume being processed annually. On the credit card side, there are about 23B+ transactions amounting to about $2.2T+ in processing volume annually. Even if we assume landing at the minimal commission dollar volume of these transactions, this amounts to over $50B in TAM. Tyme Commerce would obviously not aspire to run all of those transactions, but even a fraction of that US TAM, plus the corresponding TAM abroad, could make Tyme Commerce a large global company with a global B2B, B2C and C2C ecosystem.

Who are your competitors? How are you different?

As discussed, the world of commerce technology is currently fragmented on both the consumer side and on the merchant side. An analysis of the commerce ecosystem suggests that there are many solutions that facilitate consumer and merchant transactions, but do not fully solve the problems that exist in physical commerce. A data point supporting this conclusion is that the brick and mortar world continues to struggle and lose market share against online commerce. On the one side, in-store Point of Sale companies like Toast, Lightspeed or Square allow consumers to transact while engaging with a cashier and usually waiting in line for a period of time. On the other side, there are a number of delivery companies that could theoretically alleviate some of the in-store issues, but consumers are confused by their choices while merchants have to juggle multiple apps. Companies like Doordash, Seamless, and Postmates are fighting for market share, while consumers are fighting for simplicity. Both the merchant and consumer experiences are suboptimal. If fully deployed, the Tyme Commerce platform would create a consistent, aggregated customer experience by allowing consumers to transact when and where they want, while improving the merchants' economics and operations, whether the orders are for in-store consumption, pickup or delivery.

If fully deployed, the Tyme Commerce platform would also create an ecosystem that would allow local merchants (retail) to finally compete and win against Amazon by providing consumers with access to real-time merchant inventories in the immediate geographical area, to purchase something for quick delivery or pick up. This could allow Tyme Commerce to reinvent local commerce, generate local economic activity, decrease long distance transportation and the corresponding global pollution generated by online purchases, decrease pollution and recycling demands caused by packaging materials from online deliveries, and hopefully contribute to the rebirth of neighborhood stores and local communities built around brick and mortar shopping.

We do not believe that there is currently any effective competition along the lines that we envision for Tyme Commerce that creates a simple and elegant way for consumers to transact while providing to merchants the ability to build engaging customer experiences around their own brands.

Did you say you had a patent pending?

Yes, On January 25, 2018 (EST), the founders filed a patent application with the United States Patents and Trademarks Office, serial number 15/879,445, and titled "Omnichannel Commerce Platform with Integrated Mobile Shopping Platform, Online Shopping Platform, Commerce Data and Blockchain Layer." As filed, the application included 108 pages. 8 drawings and 20 claims. The application was written with the intention that it would serve as a parent application for multiple patent families, where each family would focus on various aspects of the platform, and where individual applications within families would focus on specific inventive aspects.

Can I see your technology flow?

Please contact us to discuss the platform architecture in more detail. We are also planning to release a whitepaper shortly with a more comprehensive description of the technology and transaction flow.

What does the omnichannel layer look like?

The omnichannel layer would include a mobile app shopping platform designed to interact with mobile apps running on consumer mobile devices, such as mobile phones, tablets or other electronic devices. The mobile app shopping platform could provide a customized shopping experience for each consumer, which is based on the branding and user experience that the merchant desires to project to customers. The user experience could be further customized based on information received by the mobile app shopping platform from the data management and analytics layer or from the mobile app itself. For example, the shopping environment displayed to a consumer on a mobile phone for a restaurant may include the restaurant's standard logo and general look and feel of the merchant's website, but the order of the food items could be customized based on information known about the consumer (e.g., present first vegetarian means for a consumer who typically orders vegetarian meals), the modifiers for specific meals could be adjusted based on known customer preferences (e.g., deselect tomato add- ons for a consumer who typically avoids tomatoes), specific colors or font sizes could be adjusted for a consumer who tends to prefer certain graphical user interface (GUI) characteristics, and so on. In general, the mobile app shopping platform would seek to use information available about each consumer to provide a customized shopping environment for that consumer that balances the merchant's branding with the consumer's preferences.

Do you have prototypes of your technology?

Yes, also they are early-stage prototypes that will evolve quickly! Please take our prototypes for a test drive here:
Consumer Front-End
Merchant Front-End

Financials

Tyme has financial statements ending December 31 2019. Our cash in hand is $19,213, as of June 2020. Over the three months prior, revenues averaged $800/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $600/month.

At a Glance

January 1 to December 31

$182,115
Revenue

-$32,065
Net Loss

$0
Short Term Debt

$127,630
Raised in 2019

$19,213
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Tyme is an order ahead platform that customizes the local world around you to your likes and preferences. With Tyme, look at your customized menu (powered by our AI engine 'Emily'), place your order, and pick up or eat in at a wide variety of local restaurants around you.

We want to enable physical merchants to win against e-commerce while becoming the natural go-to transaction vehicle for consumers. By decreasing reliance on online shopping and the environmental impact of e-commerce, we can help local communities thrive by bringing back local shopping.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Tyme Commerce, Inc. was incorporated in the State of Delaware in December 2017.

Since then, we have:

- We strive to become the Amazon.com of Brick & Mortar Commerce (a leader in Payments and Loyalty)
- Though not necessarily a predictor of the success of Tyme, the founders previously grew a POS business by $55 million+ in ARR in three years
- We are building an advanced Omnichannel architecture with crypto-tokenization of loyalty to streamline loyalty across brick & mortar merchants
- The founders have a strong understanding of the commerce industry and can effectively leverage partnerships across the Omnichannel spectrum to drive penetration in SMBs and Enterprises quickly
- Based on survey results, 56% of merchants know they need better technology to refocus on the customer experience.
- We filed a comprehensive patent application to protect some aspects of our technology platform, and we plan to file additional applications over time for defensive purposes.

- Patent filed for proprietary Tyme Cubbies (which work with the Tyme platform to keep your food hot or cold and then open when you approach your pickup spot).
- Have created unique curbside pickup and in-store pickup technology to let merchants know when customers will be there to pickup, ensuring the highest quality food and the best customer experience.

Historical Results of Operations

Our company was organized in December 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $182,114.97 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was 96.91% in fiscal year 2019, compared to 0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $63,509.95, including $19,213 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $32,064.51 and net income of $0 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Tyme Commerce, Inc. cash in hand is $19,213, as of June 2020. Over the last three months, revenues have averaged $800/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $600/month, for an average net margin of $200 per month. Our intent is to be profitable in 22 months.

Pre-COVID, revenue was scaling up, and we reached about $32,000/month. Our customer base is largely based on physical businesses (e.g., restaurants, corporate offices ordering snacks for employees, etc.), and consequently our revenue was heavily impacted by business shutdowns.

We anticipate that once physical businesses reopen, our revenue will recover (and that is what our customers have told us), but it is unclear how close we will come to our pre-COVID revenue.

We continue to inject cash into the business ourselves (e.g., paying bills for the company, etc.).

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -18%	**Gross Margin:** 97%	**Return on Assets:** -50%
Earnings per Share: -$0.00	**Revenue per Employee:** $91,057	**Cash to Assets:** 30%
Revenue to Receivables: 6,504%	**Debt Ratio:** 0%	

BalanceSheet.pdf

ProfitandLoss.pdf

Risks

1. The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

2. The Company's is early stage, and cannot guarantee its future success. The current business model is not proven and the Company has not had any revenue yet. The Company will incur various costs as it develops its technology and positions itself for operations. As a result, the Company's business model is due to change and adapt according to market conditions, product market fit and finding a successful sales and revenue model.

3. The Company's business model depends on a number of factors. There is no assurance that the Company's business model will be successful or that the Company will generate any particular level of revenues. The Company may be forced to change or abandon the Company's business model in order to find a product market fit and valuable revenue stream for its products and services.

4. In order to respond to market changes, the Company's management may from time to time make changes to the business of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions or business combinations that could have a material adverse effect on the Company's business, results of operations and financial condition.

5. The Company's ability to increase the Company's user base and revenues will depend heavily on the Company's ability to innovate and to create successful new products and services. If products or services the Company introduces fail to engage users, the Company may fail to attract or retain new users and may not be able to generate additional revenue and the Company's business may be materially and adversely affected as a result.

6. The Company will have to adhere to complex laws and local regulations regarding operations, employing and hiring. It must also adhere to all international trade and tax requirements as a result.

7. If adequate funds are not available or not available on acceptable terms, the Company may not be able to fund its expansion, promote its brand names as the Company desires, take advantage of unanticipated acquisition opportunities, develop or enhance services or respond to competitive pressures. Any such inability would have a material adverse effect on the Company's business, results of operations, financial condition and prospects.

8. Investors will not see a return on the Company until acquired, IPO, or becomes profitable to start paying dividends to shareholders. None of those events are guaranteed to happen. Also, dividends will only be paid if and when declared by the Board.

9. Blockchain technology is still in its infancy and has not been proven in a large scale consumer space. A significant proportion of the Company's business model relies on factors in the blockchain space outside its control, including the following:

   - Growing amount of users using blockchain technology,
   - New and improved uses of blockchain technology to solve consumer problems,
   - Public perception of blockchain technology,
   - Unknown and future regulatory laws and restrictions surrounding blockchain technology.

10. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

11. Marius Domokos is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

12. We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. We face competition from other industry players who may be larger, better established in the market, and have more resources.

13. The company has not yet authorized the preferred stock that investors in this SAFE may receive upon conversion.

14 We are in the process of applying for a patent. That patent application may not be accepted, and even if it is, our intellectual property may be compromised. We make a significant effort to protect our intellectual property rights. Even with our efforts to protect our rights, there is a possibility that parties lacking authorization will attempt to copy our intellectual property and use our business secrets. If that should happen, our business could be harmed. In addition, we may be forced into litigation, which often is expensive and time-consuming, and the outcome of such litigation could have a negative impact on our competitive position.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Marius Domokos	Attorney @ Wilson Sonsini Goodrich & Rosati	2017
Bobby Marhamat	Chief Revenue Officer @ Highfive Technologies, Inc.	2017

Officers

OFFICER	TITLE	JOINED
Marius Domokos	Director	2017
Bobby Marhamat	Director	2017

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Bobby Marhamat	5,000,000 Common Stock	50.0%
Marius Domokos	5,000,000 Common Stock	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
02/2019	$127,630	SAFE

Outstanding Debts

None.

Related Party Transactions

Bobby Marhamat and Marius Domokos, Directors and founders of the Company, have advanced almost $5,000 on behalf of the Company to cover certain expenses of the Company. These funds may be reimbursed by the Company in the future or may remain as an investment in the Company by the founders.

Use of Funds

$125,000 *Develop technology (70%) *Hire basic staff (emphasis on Sales and Business Development) (25%) *Wefunder Fee (5%)

$1,070,000 *Accelerate technology development (25%) *Scale staff hiring (with emphasis on Sales, Business Development and Engineering) (50%) *Accelerate merchant penetration (20%) *Wefunder Fee (5%)

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	15,000,000	10,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.